PRUDENTIAL INVESTMENT PORTFOLIOS 3

PGIM QMA Global Tactical Allocation Fund

(formerly, Prudential QMA Global Tactical Allocation Fund)

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 1st day of July 2018 between Prudential Investment Portfolios 3 (PIP 3), on behalf of its separate investment series, PGIM QMA Global Tactical Allocation Fund (the Fund), and PGIM Investments LLC (the Manager) (formerly, Prudential Investments LLC).

WHEREAS, PIP 3 and the Manager have mutually agreed to reduce the management fee rate pursuant to which PIP 3 compensates the Manager for the services provided by the Manager to the Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1.Effective as of July 1, 2018, the management fee rate schedule appearing in Schedule A to the Management Agreement dated April 1, 2015 is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to the Fund:

1.10% of average daily net assets up to $1 billion;

1.08% of average daily net assets from $1 billion to $3 billion; 1.06% of average daily net assets from $3 billion to $5 billion; 1.05% of average daily net assets from $5 billion to $10 billion; 1.04% of average daily net assets over $10 billion

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL INVESTMENT PORTFOLIOS 3

By: /s/ Stuart Parker

Name: Stuart Parker

Title: President

PGIM INVESTMENTS LLC

By: /s/ Scott E. Benjamin

Name: Scott E. Benjamin

Title: Executive Vice President